UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 28893 / August 28, 2009

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In the Matter of                                                              :
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NUVEEN TAX-ADVANTAGED TOTAL RETURN STRATEGY FUND       :
NUVEEN REAL ESTATE INCOME FUND                         :
NUVEEN DIVERSIFIED DIVIDEND AND INCOME FUND            :
NUVEEN MULTI-STRATEGY INCOME AND GROWTH FUND           :
NUVEEN MULTI-STRATEGY INCOME AND GROWTH FUND 2         :
NUVEEN QUALITY PREFERRED INCOME FUND                   :
NUVEEN QUALITY PREFERRED INCOME FUND 2                 :
NUVEEN QUALITY PREFERRED INCOME FUND 3                 :
NUVEEN SENIOR INCOME FUND                              :
NUVEEN FLOATING RATE INCOME FUND                       :
NUVEEN FLOATING RATE INCOME OPPORTUNITY FUND           :
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c/o Nuveen Asset Management                                                   :
333 West Wacker Drive                                                         :
Chicago, IL  60606                                                            :
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(812-13619)                                                                   :
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ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING AN EXEMPTION FROM SECTIONS 18(a)(1)(A) AND (B) OF THE ACT

Nuveen Tax-Advantaged Total Return Strategy Fund, Nuveen Real Estate Income Fund,
Nuveen Diversified Dividend and Income Fund, Nuveen Multi-Strategy Income and
Growth Fund, Nuveen Multi-Strategy Income and Growth Fund 2, Nuveen Quality
Preferred Income Fund, Nuveen Quality Preferred Income Fund 2, Nuveen Quality
Preferred Income Fund 3, Nuveen Senior Income Fund, Nuveen Floating Rate Income
Fund and Nuveen Floating Rate Income Opportunity Fund filed an application on
December 29, 2008 and amendments to the application on March 27, 2009 and June 2,
2009, requesting an order under section 6(c) of the Investment Company Act of 1940
(Act) for an exemption from sections 18(a)(1)(A) and (B) of the Act.  The order would
permit the applicants, for a period from the date of the order until October 31, 2010, to
issue or incur debt subject to asset coverage of 200% that would be used to refinance all
of the applicants' auction rate preferred shares issued prior to February 1, 2008, that are
outstanding at the time such post-order debt is issued or incurred.  The order also would

permit the applicants to declare dividends or any other distributions on, or purchase, capital stock during the term of the order, provided that any such debt has asset coverage of at least 200% after deducting the amount of such transaction.

On June 4, 2009, a notice of the filing of the application was issued (Investment Company Act Release No. 28758). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered.

On June 29, 2009, the Commission received a hearing request from Mr. Howard L. Kastel, individually, and on behalf of the Howard J. Kastel Trust and Joan H. Kastel. On July 21, 2009, the Commission received a response to the hearing request from applicants. On July 29, 2009, and August 10, 2009, the Commission received further correspondence from Mr. Kastel responding to applicants' response. On August 28, 2009, the Commission received correspondence from Mr. Kastel withdrawing the hearing request. The Commission has not ordered a hearing on its own motion.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that granting the requested exemption is appropriate in and consistent with the public interest, and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

Accordingly, in the matter of Nuveen Tax-Advantaged Total Return Strategy Fund, *et al*., (File No. 812-13619),

IT IS ORDERED, under section 6(c) of the Act, that the requested exemption from sections 18(a)(1)(A) and (B) of the Act is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.


Florence E. Harmon
Deputy Secretary